INTERNATIONAL MONEY EXPRESS, INC.
9480 South Dixie Highway
Miami, Florida 33156

October 23, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	International Money Express, Inc.
Registration Statement on Form S-1
File No. 333-226948

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, International Money Express, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time, on October 25, 2018, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Meredith Mackey of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8974.

Very truly yours,

INTERNATIONAL MONEY EXPRESS, INC.

By:	/s/ Robert Lisy
	Name:	Robert Lisy
	Title:	Chief Executive Officer and President